EXHIBIT 12

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
COCA-COLA ENTERPRISES INC.
(In millions except ratios)

	Fiscal Year

	1999	1998	1997	1996	1995

Computation of Earnings:

Earnings (loss) from continuing operations before income taxes	$88	$169	$178	$194	$145

Add:

Interest expense	726	706	532	332	319

Amortization of capitalized interest	2	2	2	2	1

Amortization of debt premium/discount and expenses	29	27	25	23	12

Interest portion of rent expense	27	28	27	12	10

Earnings as Adjusted	$872	$932	$764	$563	$487

Computation of Fixed Charges:

Interest expense	$726	$706	$532	$332	$319

Capitalized interest	2	7	2	2	4

Amortization of debt premium/discount and expenses	29	27	25	23	12

Interest portion of rent expense	27	28	27	12	10

Fixed Charges	784	768	586	369	345

Preferred Stock Dividends (b)	6	2	2	13	3

Combined Fixed Charges and Preferred Stock Dividends	$790	$770	$588	$382	$348

Ratio of Earnings to Fixed Charges (a)	1.11	1.21	1.30	1.53	1.41

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (a)	1.10	1.21	1.30	1.47	1.40

(a)	Ratios were calculated prior to rounding to millions.

(b)	Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.